Shareholder meeting

The fund held its Annual Meeting of Shareholders on January 26, 2015. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2018 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
Charles L. Bardelis	17,589,511.737	657,083.000
Peter S. Burgess	17,597,092.737	649,502.000
Theron S. Hoffman	17,588.452.737	658,142.000
Non-Independent Trustee
Warren A. Thomson	17,600,143.737	646,451.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Craig Bromley, William H. Cunningham, Grace K. Fey, Deborah C. Jackson, Hassell H. McClellan, James M. Oates, Steven R. Pruchansky and Gregory A. Russo. The Board appointed James R. Boyle to serve as a Non-Independent Trustee on March 10, 2015.